AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

October 13, 2015

Via EDGAR

Debbie D. Skeens, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Select Fund – Diversified Alternatives Portfolio

File Nos. 033-13954 and 811-05141

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on September 16, 2015, concerning Post-Effective Amendment (“PEA”) No. 115 to the registration statement of Pacific Select Fund (the “Registrant” or “Trust”) on Form N-1A (including the Prospectus (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on August 5, 2015 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of Diversified Alternatives Portfolio, a series of the Trust (the “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Example:

Comment: Please confirm that first year expenses reflect applicable expense reimbursements in the expense Example. Please disclose accordingly in the narrative to the expense Example.

Response: So confirmed. The disclosure has been amended accordingly.

2.	Principal Investment Strategies:

(a)	Comment: In the first paragraph, clearly state what is meant by “low to moderate correlation.”

Response: The disclosure has been amended accordingly.

(b)	Comment: The first bullet point discusses, among other investments, investments in real estate as a principal investment strategy. However, real estate risk is not listed as a principal risk. Please explain why real estate risk is not listed as a principal risk.

Debbie D. Skeens, Esq.

October 13, 2015

Response: Although the Fund expects to invest in Underlying Funds that gain exposure to the asset categories identified in the bullet, and one of these asset categories in turn gives exposure to real estate, that does not mean the Fund expects at any point in time to be invested principally in real estate.

(c)	Comment: Please amend the disclosure to briefly explain the global absolute return and absolute return strategies discussed in the second and third bullet points.

Response: The disclosure has been amended accordingly for the absolute return strategies. The Registrant has deleted the reference to global absolute return strategies.

3.	Principal Risks:

(a)	Comment: The disclosure for Derivatives Risk states that derivative instruments may be used for hedging. If true, please disclose such use in the Principal Investment Strategies.

Response: We respectfully decline to take the comment. As a fund-of-funds, the Fund itself does not use derivatives as a principal investment strategy. Rather, to the extent derivative instruments are utilized by an Underlying Fund as a principal investment strategy, the Principal Investment Strategies section for such Underlying Fund would presumably disclose that use. The “Principal Investment Strategies” section of the Fund’s Prospectus describes the types of derivative instruments in which one or more Underlying Funds may invest to implement their investment strategies, and the “Principal Risks From Holdings In Underlying Funds” section describes the principal risks of the Fund that arise from investments in derivatives by the Underlying Funds. In addition, the Derivatives Risk disclosure is itself described as a risk from holdings in the Underlying Funds.

(b)	Comment: The disclosure for Derivatives Risk includes the use of credit default swaps. If the Fund will write credit default swaps, please confirm supplementally that the Fund will segregate the full notional amount.

Response: The Fund does not intend to write credit default swaps.

(c)	Comment: Please review the Fund’s principal risk disclosure relating to derivative instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (the “Miller Letter”) to ensure that the Fund’s principal risk disclosure is appropriately tailored for the Fund.

Response: To the extent that an Underlying Fund utilizes derivative instruments, the disclosure for that Underlying Fund regarding derivatives appropriately reflects the guidance provided in the Miller Letter.

(d)	Comment: Geographic Focus Risk, Sector Risk, High Yield/High Risk or “Junk” Securities Risk, and Investment in Money Market Funds Risk are listed as principal risks of the Underlying Funds. Please include references to such risks in the Principal Investment Strategies of the Fund, or explain supplementally why this is not appropriate.

Response: Because the Fund’s allocations to the Underlying Funds will vary from time to time, the Registrant believes that describing risks specific to certain Underlying Funds in the Principal Investment Strategies section may result in potentially stale disclosure and would deviate from the conceptual broader strategies of the Fund investing in other funds of the Trust (as opposed to investing in specific Funds of the Trust) to seek its investment goal that Registrant desires to convey.

Debbie D. Skeens, Esq.

October 13, 2015

As such, the Registrant believes that its current approach to disclosure for the Fund is sufficient and more helpful and meaningful to investors. Namely, the Fund’s Principal Investment Strategies disclosure is broader in describing the Fund’s strategy of investing in Underlying Funds to seek to meet certain objectives and is intended to cover the Fund regardless of how it is allocated. To address the specific Underlying Funds in which the Fund may invest and risks of those Underlying Funds, the names of the Underlying Funds are listed in the statutory section of the prospectus and the risks of those Underlying Funds based on projected allocations of the Fund as of the date of the prospectus are disclosed in the Principal Risks section. Sector Risk is not listed in the Principal Risks from Holdings in Underlying Funds section.

(e)	Comment: The Principal Risks section contains italicized terms. Please explain in the narrative that italicized terms are defined later in this section.

Response: The disclosure has been amended accordingly.

(f)	Comment: The Conflict of Interest Risk states that “…management of the Fund may be influenced by the insurance companies’ financial interest in reducing the volatility of the overall value of variable life and annuity contracts in light of the insurance companies’ obligations on various guarantees under those contracts, which may potentially conflict with the interests of contract owners who are invested in the Fund.” Please explain in disclosure that reducing volatility as described in the risk may limit investment returns for the Fund.

Response: The disclosure has been amended accordingly.

4.	Additional Information About Principal Investment Strategies and Risks:

(a)	Comment: Pursuant to Item 9 of Form N-1A, because the Fund may invest a significant portion of its assets in any single Underlying Fund, please state supplementally whether the Fund will consider and “look through” to the concentration of an Underlying Fund when applying its own limits on concentration as defined under the Investment Company Act of 1940, as amended (“1940 Act”).

Response: We are not aware of a requirement to look through an underlying fund when applying an investing fund’s concentration restriction. Accordingly, we respectfully decline to make the requested statement.

(b)	Comment: Sector Risk is listed as an additional risk under Item 9 disclosure, but is not mentioned in the Principal Investment Strategies. Please explain.

Response: Although the Fund does not seek to invest in a particular sector or currently expects to necessarily be exposed to a particular sector through its investment in Underlying Funds, given the Fund’s indirect exposure to the sectors in which Underlying Funds may be invested, the Registrant considers Sector Risk to be a material risk. At this time, there is no particular sector to which the Registrant believes the Fund is materially exposed, and therefore this risk has not been elevated to the summary section.

General Comments:

5.	Comment: Please include all missing information (e.g., assets under management) before the effective date of the PEA.

Debbie D. Skeens, Esq.

October 13, 2015

Response: The Registrant confirms that it will include such information.

6.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Paul Hastings LLP